Exhibit 99.1

Evogene Reports Receipt of Nasdaq Minimum Bid Price Notification

Rehovot, Israel – April 2, 2026 – Evogene Ltd. (Nasdaq, TASE: EVGN) (the “Company”, “Evogene”), a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is currently not in compliance with Nasdaq Rule 5550(a)(2), as the Company’s closing bid price for its ordinary shares has been below $1.00 per share for 30 consecutive business days.

The Nasdaq Stock Market Rules provide the Company a period of 180 calendar days to regain compliance. According to the Letter, the Company has until September 28, 2026, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance prior to the end of the 180-day period ending September 28, 2026, the Nasdaq staff will notify the Company that its ordinary shares will be subject to delisting.

However, the Company may then be eligible for additional time to regain compliance, of up to a further 180 calendar days, if it meets the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, the Company will also need to provide further written notice of its intention to cure the deficiency during the second compliance period.

It is noted that Evogene’s continued listing on Nasdaq remains a key priority for the Company. Should the situation not resolve itself over the above-mentioned timeframe, the Company intends to consider other available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including potentially approving a reverse stock split, among other alternatives.

The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares on Nasdaq, and during the aforementioned cure period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “EVGN”. It is further noted that the Letter from Nasdaq has no bearing on Evogene’s listing on the Tel Aviv Stock Exchange, where its ordinary shares are traded under the ticker symbol “EVGN”.

About Evogene Ltd.

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries. At the core of its technology is ChemPass AITM, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. By integrating AI-driven molecular design with experimental validation, ChemPass AI™ enables the efficient discovery of differentiated small-molecule candidates with improved probability of development success. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene has utilized forward-looking statements in this press release when it discusses its ability to regain compliance with Nasdaq’s Listing Qualification requirements including by potentially effecting a reverse stock split to regain compliance with the $1.00 minimum bid price requirement. Actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene, including, the ongoing  war between Israel and the United States against Iran and its sponsored terrorist group, Hezbollah, as well as those additional risk factors identified in Evogene’s reports filed with the applicable securities authority. In addition, Evogene relies, and expects to continue to rely, on third parties to conduct certain activities, such as field-trials and pre-clinical studies, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections or assumptions.

Evogene Investor Relations Contact:

Email: ir@evogene.com
Tel: +972-8-9311901